As filed with the Securities and Exchange Commission on  August 7, 2008

Registration No. 333-126436

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

Of

APT SATELLITE HOLDINGS LIMITED

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Bermuda

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Formerly known as The Bank of New York)

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15 and 16

the deposited securities

(iii)

The collection and distribution of

Articles number 12, 14 and 15

(iv)

The transmission of notices, reports

Articles number  11, 15 and 16

and proxy soliciting material

(v)

The sale or exercise of rights

Articles number 13

(vi)

The deposit or sale of securities

Articles number 12 and 17

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6 and 8

or withdraw the underlying securities

(x)

Limitation upon the liability

Articles number 13 and 18

of the depositary

3.

Fees and Charges

Articles number 7

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 13, 1996, among APT Satellite Holdings Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Form of letter from the Depositary to the Issuer relating to pre-release activities. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466.  - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 7, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of APT Satellite Holdings Limited.

By:  The Bank of New York Mellon,

As Depositary

By:  /s/ Joanne F. DiGiovanni

             Name:  Joanne F. DiGiovanni

             Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, APT Satellite Holdings Limited. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, on August 7, 2008.

APT SATELLITE HOLDINGS LIMITED

By: /s/ Cheng Guangren

Name:  Cheng Guangren

Title:    Executive Director and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 7, 2008.

/s/ Cheng Guangren

Executive Director and President

Cheng Guangren

(principal executive officer)

/s/ Tong Xudong

Executive Director and Vice President

Tong Xudong

/s/ Qi Liang

Executive Director and Vice President

Qi Liang

(principal financial and accounting officer)

/s/ Rui Xiaowu

Chairman

Rui Xiaowu

/s/ Lim Toon

Director

Lim Toon

/s/ Wu Zhen Mu

Director

Wu Zhen Mu

/s/ Yin Yen-liang

Director

Yin Yen-liang

/s/ Tseng Ta-mon

Alternate Director of Yin Yen-liang

Tseng Ta-mon

/s/ Yong Foo Chong

Director

Yong Foo Chong

/s/ Guan Guocang

Director

Guan Guocang

/s/ Lui King Man

Director

Lui King Man

/s/ Lam Sek Kong

Director

Lam Sek Kong

/s/ Cui Liguo

Director

Cui Liguo

PTSGE Corp.

Authorized Representative in the United States

By: /s/ Gary Kocher

      Gary Kocher

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.